FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Minutes of the 2011 Annual General Meeting of Cosan Limited

MINUTES of the 2011 Annual General Meeting of Cosan Limited (the “Company”) held at the Company’s offices at Avenida Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, on March  13th , 2011 at 10:00am (the “Meeting”).

Present:                      Queluz Holdings (74,932,877 shares); Usina Costa Pinto S/A Açúcar e Álcool (30,010,278 shares); Fundo de Investimento Votorantim em Ações (7,200 BDRs); Fundo de Investimento Votorantim Performance em Ações (34,800 BDRs); Fundo de Investimento em Ações Votorantim Vision (318,900 BDRs); Dominion Resources Inc. Master Trust (6,900 BDRs); Fidelity Trust (60,400 shares); DTC Participan 642 (120,000 shares) JP Morgan Chase DTC Participant 902 (28,100 shares); CEDE (67,900 shares); Goldman Sachs Execution and Clearing DTC Participant 501 (2,172 shares); Goldman Sachs & Co. DTC Participant 005 (8,766 shares); BNYMellon DTC Participant 901 (19,845 shares).

1.	Chairman

Rubens Ometto Silveira Mello was elected chairman of the Meeting (the “Chairman”) and Marcelo de Souza Scarcela Portela acted as secretary (the “Secretary”).

2.	Notice & Quorum

The Chairman read the notice convening the 2011 Annual General Meeting and confirmed that notice had been given to all of the Shareholders and their alternates in accordance with the bye-laws and that a quorum was present.

3.         Results and Financial Statements for the 2011 Fiscal Year

The results and financial statements for the Company’s 2011 fiscal year, which was closed as of 31st March 2011 were presented to the Meeting.

It was RESOLVED that the financial statements for the 2011 fiscal year be and are hereby approved.

4.	Independent Auditors

It was RESOLVED that the current independent auditors, Ernst & Young Auditores Independentes, should be maintained as the Company’s independent auditors.

5.	Election of the Class III Directors

The Chairman presented a list of directors whose mandates expired on the present 2011 Annual General Meeting.

This list included Mailson Ferreira da Nobrega, Jose Alexandre Scheinkman, George E. Pataki, all current Class I Directors. The Chairman recommended that the three Directors be re-elected for a new three-year mandate, according to the company’s Bye-Laws.

It was RESOLVED by the shareholders that the Class I Directors be re-elected for a new three year mandate, pursuant to bye-law 23.6 of the Company’s bye-laws, being the Directors re-elected for a new mandate which will end at the end of the 2014 Annual General Meeting.

Further to this election, the Board of Directors of the Company is structured as listed below:

Class I Directors with mandates until the 2011 Annual General Meeting according to bye-law 23.6 of the Company’s bye-laws:
Mailson Ferreira da Nobrega
Jose Alexandre Scheinkman
George E. Pataki

Class II Directors elected on the 2009 Annual General Meeting with mandates until the 2012 Annual General Meeting:
Marcus Vinicios Pratini de Moraes
Burkhard Otto Cordes
Marcos Marinho Lutz
Marcelo de Souza Scarcela Portela

Class III Directors elected on the 2010 Annual General Meeting with mandates until the 2013 Annual General Meeting:
Rubens Ometto Silveira Mello
Pedro Isamu Mizutani
Marcelo Eduardo Martins
Helio França

6.           Close

All resolutions were approved unanimously, with abstention of the Shareholder Dominion Resources Inc. Master Trust regarding item “3” above.
There being no further business, the proceedings were then concluded.

_/s/ Rubens Ometto Silveira Mello _
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	December 13, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer